Exhibit 99.1

Form 51–102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Keegan Resources Inc.
#1204 – 700 West Pender Street
Vancouver, BC V6C 1G8

Item 2. Date of Material Change

November 27, 2007

Item 3. News Release

News Release dated November 5, 2007 was filed on SEDAR and disseminated via Stockwatch on November 5, 2007.

Item 4. Summary of Material Change

Keegan Resources Inc. (the “Company”) has closed a private placement of 3,300,000 Units of the Company (the “Units”) at a price of $4.10 per Unit for gross proceeds of $13,530,000. Each Unit consists of one common share and one-half share purchase warrant.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

The Company has closed a private placement of 3,300,000 Units at a price of $4.10 per Unit for gross proceeds of $13,530,000. The Company did issue a total of 330,000 Units as brokers’ warrants; 231,000 to Dundee Securities Corporation and 99,000 to Cormark Securities Inc.

All Shares issued pursuant to this private placement have a hold period expiring March 28, 2008. The proceeds of the financing will be used for exploration of the Company’s Ghana mineral properties.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Company is knowledgeable about the material change and the Report and may be contacted:

Daniel McCoy, President, CEO and Director, Telephone: (604) 683-8193.

Item 9. Date of Report

DATED at Vancouver, British Columbia, this 29th day of November, 2007.

”Daniel McCoy"

Daniel McCoy
President, CEO and Director